Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

September 30, 2015(unaudited)

amounts in millions

Liberty Interactive Corporation Net Assets	$5,802
Reconciling items:
LINT put option obligations	—
LINT LLC Net Assets	$5,802

Liberty Interactive Corporation Net Earnings	$608
Reconciling items:
General and administrative expenses	—
Liberty Interactive LLC Net Earnings	$608